UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41175

Sangoma Technologies Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of registrant's name into English)

100 Renfrew Drive
Suite 100
Markham, Ontario, Canada L3R 9R6
(905) 474-1990
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

99.1	Press Release, dated March 29, 2023, titled "Sangoma Announces Filing of Form F-3 Resale Registration Statement and Associated Amendment to StarBlue Inc. Purchase Agreement"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: March 29, 2023	By:	/s/ Larry Stock
Name: Larry Stock
Title: Chief Financial Officer